MATTMAR MINERALS, INC.
                           #208-828 Harbourside Drive
                          North Vancouver, B.C. V7P 3R9
                             Telephone (604)696-2026
                            Facsimile (610) 471 6293
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                                                                   July 26, 2006


Ms. Goldie B. Walker
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    Filed July 13, 2006
    File No. 333-135736

Dear Ms. Walker,

In response to your letter of July 19th we have amended our Registration Statement in response to your comments.

Comment

1. We have disclosed the reporting currency on the face of the financial statements. We have also provided a note under Summary of Significant Policies that discloses our functional currency and a description of how we apply SFAS 52.

Sincerely,


/s/ Sean Mitchell
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Sean Mitchell
President & Director